EXHIBIT 99.3

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Provident is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2011, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

“Signed”	“Signed”

Douglas J. Haughey	Brent C. Heagy
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 6, 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Provident is responsible for the information included in the consolidated financial statements and Management’s Discussion and Analysis. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include amounts based on management’s informed judgments and estimates. Financial information in Management’s Discussion and Analysis is consistent with that presented in the financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the shareholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee is composed of three independent directors. The Audit Committee reviews the financial statements and Management’s Discussion and Analysis and reports its findings to the Board of Directors for its consideration in approving the financial statements.

“Signed”	“Signed”

Douglas J. Haughey	Brent C. Heagy
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 6, 2012

March 6, 2012

Independent Auditor’s Report

To the Shareholders of Provident Energy Ltd.

We have completed an integrated audit of Provident Energy Ltd.’s 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Provident Energy Ltd., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

PricewaterhouseCoopersLLP, Chartered Accountants
1115 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T:+1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca
“PwC”refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

1

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Provident Energy Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Provident Energy Ltd.’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

2

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Provident Energy Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Chartered Accountants

Calgary, Alberta

3

PROVIDENT ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian dollars (000s)

	As at	As at	As at
	December 31,	December 31,	January 1,
	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	$-	$4,400	$7,187
Accounts receivable	230,457	206,631	216,786
Petroleum product inventory (note 7)	147,378	106,653	58,779
Prepaid expenses and other current assets	4,559	2,539	4,803
Financial derivative instruments (note 16)	4,571	487	5,314
Assets held for sale (note 23)	-	-	186,411
	386,965	320,710	479,280
Non-current assets
Investments	-	-	18,733
Exploration and evaluation assets (note 23)	-	-	24,739
Property, plant and equipment (note 8)	984,217	833,790	1,422,156
Intangible assets (note 9)	107,118	118,845	132,478
Goodwill (note 10)	107,430	100,409	100,409
Deferred income taxes (note 15)	2,962	72,699	-
	$1,588,692	$1,446,453	$2,177,795
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$276,480	$227,944	$221,417
Cash dividends payable	8,353	12,646	13,468
Current portion of long-term debt (note 11)	9,199	148,981	-
Financial derivative instruments (note 16)	56,901	37,849	86,441
Liabilities held for sale (note 23)	-	-	2,792
	350,933	427,420	324,118
Non-current liabilities
Long-term debt - bank facilities and other (note 11)	184,936	72,882	264,776
Long-term debt - convertible debentures (note 11)	315,786	251,891	240,486
Decommissioning liabilities (note 12)	85,055	57,232	127,800
Long-term financial derivative instruments (notes 11 and 16)	52,373	29,187	103,403
Other long-term liabilities (notes 12 and 14)	20,551	19,634	12,496
Deferred income taxes (note 15)	-	-	37,765
Commitments (note 21)
	1,009,634	858,246	1,110,844

Shareholders’ equity
Equity attributable to owners of the parent
Share capital (note 13)	2,911,024	-	-
Unitholders' contributions (note 13)	-	2,866,268	2,834,177
Other equity	(8,370)	684	684
Accumulated deficit	(2,328,241)	(2,278,745)	(1,767,910)
	574,413	588,207	1,066,951
Non-controlling interest (note 6)	4,645	-	-
	579,058	588,207	1,066,951
	$1,588,692	$1,446,453	$2,177,795

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

“Signed”	“Signed”

John B. Zaozirny, Q.C.	Grant D. Billing, CA
Director	Director

PROVIDENT ENERGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Canadian dollars (000s except per share amounts)

	Year ended
	December 31,
	2011	2010

Product sales and service revenue (note 18)	$1,955,878	$1,746,557
Realized loss on buyout of financial derivative instruments (note 16)	-	(199,059)
Unrealized gain offsetting buyout of financial derivative instruments (note 16)	-	177,723
Loss on financial derivative instruments (note 16)	(69,756)	(103,464)
	1,886,122	1,621,757

Expenses
Cost of goods sold (note 7)	1,517,070	1,396,635
Production, operating and maintenance	37,432	18,504
Transportation	20,001	18,442
Depreciation and amortization	43,630	44,475
General and administrative (note 14)	51,059	36,671
Strategic review and restructuring (note 22)	-	13,782
Financing charges	41,282	32,251
Loss on revaluation of conversion feature of convertible debentures and redemption liability (note 16)	17,469	433
Other income and foreign exchange (note 20)	(7,524)	(3,826)
	1,720,419	1,557,367

Income from continuing operations before taxes	165,703	64,390

Current tax expense (recovery) (note 15)	654	(6,956)
Deferred tax expense (recovery) (note 15)	67,832	(40,871)
	68,486	(47,827)
Net income and comprehensive income from continuing operations	97,217	112,217
Net income (loss) and comprehensive income (loss) from discontinued operations (note 23)	-	(122,723)
Net income (loss) and comprehensive income (loss)	$97,217	$(10,506)

Net income (loss) and comprehensive income (loss) attributable to:
Owners of the parent	$96,791	$(10,506)
Non-controlling interest	426	-
	$97,217	$(10,506)

Per share amounts attributable to the equity holders of the Company:
Net income per share from continuing operations
– basic and diluted	$0.36	$0.42
Net income (loss) per share
– basic and diluted	$0.36	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

PROVIDENT ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian dollars (000s)

	Year ended
	December 31,
	2011	2010
Cash provided by (used in) operating activities
Net income for the year from continuing operations	$97,217	$112,217
Add (deduct) non-cash items:
Depreciation and amortization	43,630	44,475
Non-cash financing charges and other	8,603	7,956
Loss on purchase of convertible debentures (note 11)	3,342	-
Non-cash share based compensation expense	12,469	1,280
Unrealized gain offsetting buyout of financial derivative instruments (note 16)	-	(177,723)
Unrealized loss on financial derivative instruments (note 16)	3,235	52,599
Loss on revaluation of conversion feature of convertible debentures and redemption liability (note 16)	17,469	433
Unrealized foreign exchange gain and other (note 20)	(414)	(3,786)
Loss (gain) on sale of assets (note 20)	1	(3,300)
Deferred tax expense (recovery)	67,832	(40,871)
Continuing operations	253,384	(6,720)
Discontinued operations	-	(2,436)
	253,384	(9,156)
Site restoration expenditures related to discontinued operations	-	(2,041)
Change in non-cash operating working capital	(33,145)	(28,472)
	220,239	(39,669)

Cash used for financing activities
Issuance of convertible debentures, net of issue costs (note 11)	164,950	164,654
Repayment of debentures (note 11)	(249,784)	-
Increase (decrease) in long-term debt	109,893	(192,380)
Declared dividends to shareholders	(146,287)	(191,639)
Issue of shares, net of issue costs (note 13)	37,101	32,091
Change in non-cash financing working capital	(4,293)	(822)
	(88,420)	(188,096)

Cash (used for) provided by investing activities
Capital expenditures	(134,115)	(70,218)
Acquisition (note 6)	(7,852)	-
Proceeds on sale of assets	3	3,300
Proceeds on sale of discontinued operations (note 23)	-	106,779
Change in non-cash investing working capital	5,745	14,407
Investing activities from discontinued operations	-	170,710
	(136,219)	224,978

Decrease in cash and cash equivalents	(4,400)	(2,787)
Cash and cash equivalents, beginning of year	4,400	7,187
Cash and cash equivalents, end of year	$-	$4,400

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$35,307	$25,448
Cash taxes received	$(1,465)	$(2,576)

The accompanying notes are an integral part of these consolidated financial statements.

PROVIDENT ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars (000s)

	Share capital	Unitholders' contributions	Other equity	Accumulated deficit	Subtotal	Non- controlling interest	Total equity

Balance - December 31, 2010	$-	$2,866,268	$684	$(2,278,745)	$588,207	$-	$588,207
Cancelled on conversion to a corporation effective January 1, 2011 (note 13)		(2,866,268)			(2,866,268)		(2,866,268)
Issued on conversion to a corporation effective January 1, 2011 (note 13)	2,866,268				2,866,268		2,866,268
Equity associated with redemption liability of non wholly-owned subsidiary (note 6)			(9,054)		(9,054)		(9,054)
Non-controlling interest on acqusition (note 6)						4,219	4,219
Net income and comprehensive income for the year				96,791	96,791	426	97,217
Proceeds on issuance of shares (note 13)	37,124				37,124		37,124
Shares issued on acqusition of subsidiary (notes 6 and 13)	7,606				7,606		7,606
Debenture conversions (notes 11 and 13)	49				49		49
Dividends				(146,287)	(146,287)		(146,287)
Share issue costs	(23)				(23)		(23)
Balance - December 31, 2011	$2,911,024	$-	$(8,370)	$(2,328,241)	$574,413	$4,645	$579,058

Balance - January 1, 2010	$-	$2,834,177	$684	$(1,767,910)	$1,066,951	$-	$1,066,951
Net loss and comprehensive loss for the period				(10,506)	(10,506)		(10,506)
Proceeds on issuance of trust units		32,091			32,091		32,091
Cash distributions				(191,639)	(191,639)		(191,639)
Capital distribution in connection with the sale of the Upstream business (note 23)				(308,690)	(308,690)		(308,690)
Balance - December 31, 2010	$-	$2,866,268	$684	$(2,278,745)	$588,207	$-	$588,207

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000s, except share and per share amounts)

December 31, 2011

1.	Structure of the Company

Provident Energy Ltd. (the “Company” or “Provident”) is incorporated under the Business Corporations Act (Alberta) and domiciled in Canada. The address of its registered office is 2100, 250 – 2nd Street S.W. Calgary, Alberta. Provident owns and manages a natural gas liquids (“NGL”) midstream business and was established as a result of the conversion from an income trust structure, Provident Energy Trust (the “Trust”), to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” effective January 1, 2011. Under the plan of arrangement, former holders of trust units of the Trust received one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust.

Pursuant to the conversion, the Company acquired, directly and indirectly, the same assets and business that the Trust owned immediately prior to the effective time of the conversion and assumed all of the obligations of the Trust. In accordance with the conversion, the Trust was dissolved effective January 1, 2011 and thereafter ceased to exist. The principal undertakings of Provident Energy Ltd. and its predecessor Provident Energy Trust are collectively referred to as “the Company” or “Provident” and include the accounts of Provident and its subsidiaries and partnerships.

The conversion was accounted for on a continuity of interests basis. Accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if Provident Energy Ltd. had always carried on the business formerly carried on by the Trust. As a result of Provident’s conversion from an income trust to a corporation, effective January 1, 2011, references to “common shares”, “shares”, “share based compensation”, “shareholders”, “performance share units”, “PSUs”, “restricted share units”, “RSUs”, “premium dividend and dividend reinvestment share purchase (DRIP) plan”, and “dividends” were formerly referred to as “trust units”, “units”, “unit based compensation”, “unitholders”, “performance trust units”, “PTUs”, “restricted trust units”, “RTUs”, “premium distribution, distribution reinvestment (DRIP) and optional unit purchase plan”, and “distributions”, respectively, for periods prior to January 1, 2011.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in the March 31, 2011 interim consolidated financial statements and for periods thereafter. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS. Subject to certain transition elections disclosed in note 5, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all of the periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Company’s reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 6, 2012, the date the Board of Directors approved the statements.

3.	Significant accounting policies

The following accounting policies apply to the continuing operations of the Company. Policies applicable to the former Upstream oil and gas operations are disclosed in note 23 - Discontinued operations.

i)	Principles of consolidation

The consolidated financial statements include the accounts of Provident Energy Ltd. and all direct and indirect subsidiaries and partnerships which Provident controls by having the power to govern the financial and operating policies. These entities are fully consolidated from the date on which control is obtained by Provident. All intercompany transactions, balances, income and expenses, profits and losses and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a separate component of equity. Their share of net income and comprehensive income is also recognized in this separate component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

ii)	Financial instruments

Financial assets and liabilities are classified as financial assets or liabilities at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, or other financial liabilities, as appropriate. When financial assets and liabilities are initially recognized, they are measured at fair value.

Provident determines the classification of its financial assets at initial recognition. The Company’s financial assets include cash and cash equivalents, accounts receivable, financial derivative instruments and investments.

Financial Assets

a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. The Company’s financial derivative instruments, including embedded derivatives, are also classified as held for trading. Gains or losses on financial derivative instruments are recognized in profit or loss.

b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the income statements when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company’s cash and cash equivalents and accounts receivables are included in this financial asset category.

Financial Liabilities

a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Financial derivative instruments, including embedded derivatives, are also classified as held for trading. Gains and losses on liabilities held for trading are recognized in profit and loss.

b)	Other financial liabilities

Other liabilities are recorded initially at fair value of the consideration received less any related transaction costs. Subsequent to initial recognition, the balances are measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized and through amortization expense recorded as financing charges. The Company’s accounts payable, accrued liabilities other than share based compensation, cash dividends payable, long-term debt and convertible debentures are included within this financial liability category (also see item xiv).

iii)	Property, plant & equipment

The initial cost of an asset comprises its purchase price or construction costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net in profit or loss.

Midstream assets

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost less accumulated depreciation and accumulated impairment losses and are depreciated at a component level on a straight-line basis over the estimated service lives of the assets, which range from 25 to 35 years. Capital assets related to pipelines are carried at cost less accumulated depreciation and accumulated impairment losses and are depreciated at a component level using the straight-line method over their economic lives of approximately 35 years. Vehicles and equipment of the Company’s subsidiary, Three Star Trucking Ltd. are carried at cost less accumulated depreciation and accumulated impairment losses, and are depreciated on a 20 percent declining balance basis over their estimated useful lives.

Minimum NGL product and cavern bottoms

The minimum NGL product is the minimum volume of NGL product needed as a permanent inventory to maintain adequate reservoir pressures and deliverability rates throughout the withdrawal season within the Company’s owned assets. All tanks, caverns or other storage reservoirs require a minimum level of product to maintain a minimum pressure. Below this minimum pressure, products cannot be readily extracted for sale. Minimum NGL product and cavern bottoms within the Company’s owned assets are presented as part of Midstream assets within property, plant and equipment and are not depreciated.

Pipeline fills

Pipeline fills represent the petroleum based product purchased for the purpose of charging the pipeline system and partially filling the petroleum product storage tanks with an appropriate volume of petroleum products to enable the commercial operation of the facilities and pipeline for all Company owned pipelines and tanks. Pipeline fills within Provident’s pipelines are presented as part of Midstream assets within property, plant and equipment and are not depreciated. Holdings of pipeline fills in third party carriers are recorded as product inventory.

Office equipment and other

Office equipment and other assets are carried at cost less accumulated depreciation and accumulated impairment losses and are generally depreciated on a straight-line basis over their estimated useful lives. The estimated useful lives for office equipment and other assets are as follows:

Office equipment	5 - 6 years
Computer hardware & software	3 - 4 years
Leasehold improvements & other	10 years

Major maintenance and repairs, inspection, turnarounds and derecognition

Major maintenance and turnarounds are tracked on a project basis and reviewed by management for potential capitalization. These costs are depreciated on a straight-line basis over a period which represents the estimated period before the next planned maintenance or turnaround. All other maintenance costs are expensed as incurred. Expenditures on major maintenance or repairs comprise the cost of replacement parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized. In instances where an asset part is not separately considered a component, the replacement value is used to estimate the carrying amount of the replaced assets, and the previous carrying amount is immediately expensed.

Impairment of property, plant and equipment

For operating assets, the impairment test is performed at the cash generating unit level and for office equipment and other assets, the impairment test is performed at the individual asset level. A cash generating unit is determined to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Values of assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. If the carrying amount of the asset exceeds its recoverable amount, the asset is deemed impaired and an impairment loss is recognized in profit or loss so as to reduce the carrying amount of the asset to its recoverable amount.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

iv)	Intangible assets

Intangible assets acquired separately are recognized at cost upon initial recognition. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, the cost model is applied requiring the intangible asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Provident will assess whether the useful lives of intangible assets are finite or indefinite. Intangible assets with finite useful lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired and amortized on a straight-line basis over the estimated useful lives of the assets, which range from a period of 12 to 15 years. The amortization expense of intangible assets with finite lives is recognized in depreciation and amortization expense in profit or loss.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

v)	Joint arrangements

A joint arrangement exists when a contractual arrangement exists that establishes shared decision making over the joint activities. Joint control is defined as the contractually agreed sharing of the power to govern the financial and operating policies of a venture so as to obtain benefits from its activities.

Joint operations

A joint operation involves the use of assets and other resources of the Company and other venturers rather than the establishment of a corporation, partnership, or other entity. The Company recognizes in its financial statements the assets it controls and the liabilities it incurs and its share of the revenue and expenses from the sale of goods or services by the joint operation arrangement.

Joint assets

A joint asset involves joint control and offers joint ownership by the Company and other venturers of assets contributed to or acquired for the purpose of the joint arrangement, without the formation of a corporation, partnership, or other entity. The Company accounts for its share of the joint assets, its share of jointly incurred liabilities with other venturers, any revenue from the sale or use of its share of the output of the joint asset, and any expenses incurred in relation to its interest in the joint asset from the sale of goods or services by the joint asset.

vi)	Leases

Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

vii)	Borrowing costs

Borrowing costs directly attributable to the construction of assets that take a substantial period of time to get ready for their intended use are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

viii)	Product inventory

Inventories of product are valued at the lower of cost and net realizable value based on market prices. Cost is determined using the weighted average costing method and comprises direct purchase costs, costs of production, extraction and fractionation costs, and transportation costs. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense and included in cost of goods sold in the period the write-down or loss occurs. Any reversals of write-downs are also included in cost of goods sold.

ix)	Goodwill

Goodwill is initially measured at cost which represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill does not generate cash flows independently of other assets or groups of assets, and often contributes to the cash flows of multiple cash generating units. As a result, for the purpose of impairment testing, goodwill is monitored at the operating business level.

When a cash generating unit is disposed of, goodwill associated with the operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation.

Goodwill is not amortized. Rather, Provident assesses goodwill for impairment at least annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the group of cash generating units that comprise the Midstream business to which the goodwill relates. The recoverable amount is determined based on a fair value less cost to sell calculation using cash flow projections from financial forecasts. If the carrying amount exceeds the recoverable amount of the group of cash generating units that comprise the Midstream business, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Provident performs its annual impairment test of goodwill as at December 31.

x)	Decommissioning liabilities

A decommissioning liability is recognized when the Company has a present legal or constructive obligation to dismantle and remove a facility or an item of property, plant and equipment and restore the site on which it is located, and when a reliable estimate of that liability can be made. Normally an obligation arises for a new facility upon construction or installation. An obligation for decommissioning may also crystallize during the period of operation of a facility through a change in legislation or a decision to terminate operations.

When a liability for decommissioning cost is recognized, a corresponding amount equivalent to the provision is also recognized as part of the cost of the related property, plant and equipment. The amount recognized represents management’s estimate of the present value of the estimated future expenditures of dismantling, demolition and disposal of the facilities, remediation and restoration of the surface land as well as an estimate of the future timing of the costs to be incurred. These costs are subsequently depreciated as part of the costs of the facility or item of property, plant and equipment. Any changes in the estimated timing of the decommissioning or decommissioning cost estimates are accounted for prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment.

The Company uses a nominal risk free discount rate. The accretion of the decommissioning liability is included as a financing charge.

xi)	Share based compensation

Provident uses the fair value method of valuing the compensation plans whereby notional shares are granted to employees. The fair value of these notional shares is estimated and recorded as share based compensation (a component of general and administrative expenses). A portion relating to operational employees at field and plant locations is allocated to operating expense. The offsetting amount is recorded as accrued liabilities or other long-term liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made. The fair value measurement is determined at each reporting date using information available at that date.

xii)	Share dilution

The dilutive effect of convertible debentures is determined using the "if-converted" method whereby the outstanding debentures at the end of the period are assumed to have been converted at the beginning of the period or at the time of issue if issued during the year. Amounts charged to income or loss relating to the outstanding debentures are added back to net income for the dilution calculation.

xiii)	Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period, and include any adjustment to tax payable in respect of previous years.

Deferred income tax

Provident follows the liability method for calculating deferred income taxes. Differences between the amounts reported in the financial statements of the Company and its corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the deferred tax asset or liability. The effect of any change in income tax rates is recognized in the current period income or equity, as appropriate.

Deferred tax assets are recognized for deductible temporary differences and the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

Deferred income tax liabilities are provided in full for all taxable temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Discounting of deferred tax assets and liabilities is not permitted.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations.

xiv)	Convertible debentures

The Company’s convertible debentures are compound financial instruments consisting of a financial liability and an embedded conversion feature. In accordance with IAS 39, the embedded derivatives are required to be separated from the host contracts and accounted for as stand-alone instruments.

Debentures containing a cash conversion option allow Provident to pay cash to the converting holder of the debentures, at the option of the Company. As such, the conversion feature is presented as a financial derivative liability within long-term financial derivative instruments. Debentures without a cash conversion option are settled in shares on conversion, and therefore the conversion feature is presented within equity, in accordance with its contractual substance.

On initial recognition and at each reporting date, the embedded conversion feature is measured using a method whereby the fair value is measured using an option pricing model. Subsequent to initial recognition, any unrealized gains or losses arising from fair value changes are recognized through profit or loss in the statement of operations at each reporting date. On initial recognition, the debt component, net of issue costs, is recorded as a financial liability and accounted for at amortized cost. Subsequent to initial recognition, the debt component is accreted to the face value of the debentures using the effective interest rate method.  Upon conversion, the corresponding portions of the debt and equity are removed from those captions and transferred to share capital.

xv)	Revenue recognition

Revenue associated with the sale of product owned by Provident is recognized when title passes from Provident to its customer.

Revenues associated with the services provided where Provident acts as agent are recorded on a net basis when the services are provided. Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

xvi)	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is Provident’s functional and presentation currency. Provident’s subsidiaries with foreign operations have a functional currency of Canadian dollars. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the balance sheet date, non-monetary items measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions, and revenues and expenses are translated using the exchange rates as at the dates of the initial transactions, with the exception of depreciation and amortization which is translated on the same basis as the related assets. Translation gains and losses are included in income in the period in which they arise.

xvii)	Accounting standards and amendments issued but not yet applied

International Financial Reporting Standards

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

a)	IFRS 9 – Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 – Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. IFRS 9 requires application for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

b)	IFRS 10 – Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27 – Consolidated and Separate Financial Statements.

c)	IFRS 11 – Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for jointly controlled entities. IFRS 11 supersedes IAS 31 – Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

d)	IFRS 12 – Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

e)	IFRS 13 – Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

f)	There have been amendments to existing standards, including IAS 27 – Separate Financial Statements (“IAS 27”), and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

g)	IAS 1 – Presentation of Financial Statements, has been amended to require entities to separate items presented in Other Comprehensive Income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

h)	IFRS 7 – Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, with earlier application permitted.

i)	IAS 32 – Financial Instruments: Presentation, has been amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is applicable for annual periods beginning on or after January 1, 2014, and is required to be applied retrospectively.

4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions based on currently available information that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from those estimated. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

In the process of applying the Company’s accounting policies, management has made the following judgments, estimates, and assumptions which have the most significant effect on the amounts recognized in the consolidated financial statements:

Inventory

Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids within storage caverns can only be determined by draining of the caverns.

Impairment indicators

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions.

Goodwill is tested for impairment annually and at other times when impairment indicators exist. Impairment is determined for goodwill by assessing the recoverable amount of the group of cash generating units that comprise the Midstream business to which the goodwill relates. In assessing goodwill for impairment, it is reasonably possible that the commodity price assumptions, sales volumes, supply costs, discount rates, and tax rates may change which may then impact the recoverable amount of the group of cash generating units which comprise the Midstream business and may then require a material adjustment to the carrying value of goodwill.

For the Midstream business, it is also reasonably possible that these assumptions may change which may then impact the recoverable amounts of the cash generating units and may then require a material adjustment to the carrying value of its tangible and intangible assets. The Company monitors internal and external indicators of impairment relating to its tangible and intangible assets.

Decommissioning and restoration costs

Decommissioning and restoration costs will be incurred by the Company at the end of the operating life of certain of the Company’s facilities and properties. The ultimate decommissioning and restoration costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal and regulatory requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in laws and regulations or their interpretation. In determining the amount of the provision, assumptions and estimates are also required in relation to discount rates.

The decommissioning provisions have been created based on Provident’s internal estimates. Assumptions, based on the current economic environment, have been made which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual decommissioning costs will ultimately depend upon future market prices for the necessary decommissioning work required which will reflect market conditions at the relevant time.

Income taxes

The Company follows the liability method for calculating deferred income taxes. Differences between the amounts reported in the financial statements of the Company and its subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the deferred tax liability. In addition, the Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Company to make significant estimates related to the expectations of future cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets and liabilities recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Share based compensation

The Company uses the fair value method of valuing compensation expense associated with the Company’s share based compensation plan whereby notional shares are granted to employees. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. The assumptions are discussed in note 14.

Financial derivative instruments

The Company’s financial derivative instruments are initially recognized on the statement of financial position at fair value based on management’s estimate of commodity prices, share price and associated volatility, foreign exchange rates, interest rates, and the amounts that would have been received or paid to settle these instruments prior to maturity given future market prices and other relevant factors.

Property, plant and equipment and intangible assets

Midstream facilities, including natural gas liquids storage and terminalling facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated over the estimated service lives of the assets. Intangible assets are amortized over the estimated useful lives of the assets. Capital assets related to pipelines and office equipment are carried at cost and depreciated over their economic lives.

Management periodically reviews the estimated useful lives of property, plant and equipment and intangible assets. These estimates are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from those estimated.

5.	Transition to IFRS

Provident has prepared its financial statements in accordance with Canadian GAAP for all periods up to and including the year ended December 31, 2010. These financial statements for the year ended December 31, 2011 comply with IFRS applicable for periods beginning on or after January 1, 2011 and the significant accounting policies meeting those requirements are described in note 3.

The effect of the Company’s transition to IFRS are summarized in this note as follows:

i)	Transition elections;
ii)	Reconciliation of the consolidated statements of financial position, including shareholders’ equity, as previously reported under Canadian GAAP to IFRS; and
iii)	Reconciliation of the consolidated statements of operations as previously reported under Canadian GAAP to IFRS.

i)	Transition elections

Provident has prepared its IFRS opening consolidated statement of financial position as at January 1, 2010, its date of transition to IFRS. In the preparation of this opening statement of financial position, IFRS 1 allows first-time adopters certain exemptions from the general requirement to apply IFRS retrospectively. Provident has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

a)	Business combinations - Provident has elected not to apply IFRS 3 retrospectively to business combinations that occurred prior to transition to IFRS on January 1, 2010. Rather, the Company has elected to apply IFRS 3 relating to business combinations prospectively from January 1, 2010. As such previous Canadian GAAP balances relating to business combinations entered into before that date, including goodwill, have been carried forward without adjustment.

b)	Changes in decommissioning, restoration and similar liabilities – IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning, restoration or similar liabilities to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. However, IFRS 1 allows Provident to measure decommissioning, restoration and similar liabilities as at the date of transition to IFRS in accordance with IAS 37 rather than reflecting the impact of changes in such liabilities that occurred before the date of transition to IFRS.

c)	Property, plant and equipment – The deemed cost of oil and natural gas properties at January 1, 2010, the date of transition to IFRS, was determined by reference to IFRS 1 - First-time Adoption of International Financial Reporting Standards. Upon adoption, the Company has elected to apply the full cost exemption to measure oil and gas assets in the development or production phases by allocating the carrying value determined under Canadian GAAP to cash generating units pro rata using proved and probable reserve values on the date of transition. In addition, any differences arising from the adoption of IFRS from previous Canadian GAAP for decommissioning liabilities related to the Upstream business have been recognized in accumulated deficit on the transition date in accordance with IFRS 1.

d)	Arrangements containing leases – IFRS 1 allows a first-time adopter to apply the transitional provisions in IFRIC 4 – Determining whether an Arrangement contains a Lease, which allows a first-time adopter to determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date. As a first-time adopter, Provident made the same determination of whether an arrangement contained a lease in accordance with previous Canadian GAAP as that required by IFRIC 4 but at a date other than that required by IFRIC 4.

ii)	The following is a reconciliation of the consolidated statements of financial position, including Shareholders’ equity, as previously reported under Canadian GAAP to IFRS:

($ 000s)		December 31, 2010			January 1, 2010

	Note	CDN GAAP	Adj	IFRS	CDN GAAP	Adj	IFRS
Assets
Current assets
Cash and cash equivalents		4,400	-	4,400	7,187	-	7,187
Accounts receivable		206,631	-	206,631	216,786	-	216,786
Petroleum product inventory	A	83,868	22,785	106,653	37,261	21,518	58,779
Prepaid expenses and other current assets		2,539	-	2,539	4,803	-	4,803
Financial derivative instruments		487	-	487	5,314	-	5,314
Assets held for sale	I	-	-	-	-	186,411	186,411
		297,925	22,785	320,710	271,351	207,929	479,280

Investments		-	-	-	18,733	-	18,733
Exploration and evaluation assets	I	-	-	-	-	24,739	24,739
Property, plant and equipment	A, B, D, I	832,250	1,540	833,790	2,025,044	(602,888)	1,422,156
Intangible assets		118,845	-	118,845	132,478	-	132,478
Goodwill		100,409	-	100,409	100,409	-	100,409
Deferred income taxes	G	50,375	22,324	72,699	-	-	-
		1,399,804	46,649	1,446,453	2,548,015	(370,220)	2,177,795
Liabilities
Current liabilities
Accounts payable and accrued liabilities		227,944	-	227,944	221,417	-	221,417
Cash dividends payable		12,646	-	12,646	13,468	-	13,468
Current portion of long-term debt		148,981	-	148,981	-	-	-
Financial derivative instruments		37,849	-	37,849	86,441	-	86,441
Liabilities held for sale	I	-	-	-	-	2,792	2,792
		427,420	-	427,420	321,326	2,792	324,118

Long-term debt - bank facilities and other		72,882	-	72,882	264,776	-	264,776
Long-term debt - convertible debentures		251,891	-	251,891	240,486	-	240,486
Decommissioning liabilities	B, I	22,057	35,175	57,232	61,464	66,336	127,800
Long-term financial derivative instruments	C	19,601	9,586	29,187	103,403	-	103,403
Other long-term liabilities	F	18,735	899	19,634	12,496	-	12,496
Deferred income taxes	G, I	-	-	-	162,665	(124,900)	37,765
		812,586	45,660	858,246	1,166,616	(55,772)	1,110,844

Shareholders’ equity
Unitholders' contributions		2,866,268	-	2,866,268	2,834,177	-	2,834,177
Convertible debentures equity component	C	25,092	(25,092)	-	15,940	(15,940)	-
Other equity	C	2,953	(2,269)	684	2,953	(2,269)	684
Accumulated deficit	H	(2,307,095)	28,350	(2,278,745)	(1,471,671)	(296,239)	(1,767,910)
		587,218	989	588,207	1,381,399	(314,448)	1,066,951
		1,399,804	46,649	1,446,453	2,548,015	(370,220)	2,177,795

iii)	The following is a reconciliation of the consolidated statement of operations as previously reported under Canadian GAAP to IFRS:

		Year ended
($000s)		December 31, 2010
	Notes	CDN GAAP	Adj	IFRS

Product sales and service revenue		1,746,557	-	1,746,557
Realized loss on buyout of financial derivative instruments		(199,059)	-	(199,059)
Unrealized gain offsetting buyout of financial derivative instruments		177,723	-	177,723
Loss on financial derivative instruments		(103,464)	-	(103,464)
		1,621,757	-	1,621,757

Expenses
Cost of goods sold	A	1,397,901	(1,266)	1,396,635
Production, operating and maintenance		18,504	-	18,504
Transportation		18,442	-	18,442
Depreciation and amortization	D, E	45,718	(1,243)	44,475
General and administrative		36,671	-	36,671
Strategic review and restructuring		13,782	-	13,782
Financing charges	B, E	29,723	2,528	32,251
Loss on revaluation of conversion feature of convertible debentures	C	-	433	433
Other income and foreign exchange		(3,826)	-	(3,826)
		1,556,915	452	1,557,367
Income from continuing operations before taxes		64,842	(452)	64,390
Current tax recovery		(6,956)	-	(6,956)
Deferred income tax recovery	G	(31,694)	(9,177)	(40,871)
		(38,650)	(9,177)	(47,827)
Net income for the year from continuing operations		103,492	8,725	112,217
Net loss from discontinued operations	I	(438,587)	315,864	(122,723)
Net loss and comprehensive loss for the year		(335,095)	324,589	(10,506)

Explanatory notes to the IFRS 1 transition adjustments:

Note: The following items address the transition adjustments applicable to continuing operations. For a description of the transition adjustments applicable to discontinued operations, see item I.

A.	Petroleum product inventory – Product inventory required to be stored in third party pipelines as pipeline fill was recorded in property, plant and equipment (“PP&E”) under previous Canadian GAAP. Under IFRS, these amounts are recorded as part of petroleum product inventory. Upon transition to IFRS, $21.5 million has been transferred from PP&E to petroleum product inventory. The additional inventory has been processed through the inventory costing calculations with a corresponding reduction on cost of goods sold of $1.3 million for the year ended December 31, 2010. Inventory required for linefill and cavern bottoms in assets owned by Provident remains capitalized in PP&E.

B.	Decommissioning liabilities – The amounts recorded under previous Canadian GAAP were the estimated future cash flows discounted at the Company’s average credit-adjusted risk free rate of seven percent. Under IFRS, the amounts are discounted using a risk free rate of four percent at January 1, 2010 and December 31, 2010. Provident recorded an adjustment to increase the decommissioning liabilities for continuing operations by $34.4 million with an offsetting increase in PP&E of $23.3 million and accumulated deficit of $11.1 million representing the pre-2010 earnings impact of this adjustment. The impact of this adjustment on 2010 annual earnings was additional accretion expense $0.7 million.

C.	Convertible debentures equity component – Under previous Canadian GAAP, the portion of initial value associated with the conversion feature of a convertible debenture is classified as a separate component of equity. As a consequence of Provident’s status as an income Trust in 2010, IFRS requires the conversion feature of convertible debentures to be classified as a financial instrument on transition and marked-to-market each reporting period. Since the conversion feature of the debentures outstanding on January 1, 2010 was sufficiently out-of-the-money, the fair value of this feature was determined to be nil. As a result, the Canadian GAAP balance of the equity component of convertible debentures at January 1, 2010 of $15.9 million, as well as $2.3 million of related balances in other equity, have been reclassified to accumulated deficit on the transition date.

In addition, in the fourth quarter of 2010, a new convertible debenture was issued by Provident. Under previous Canadian GAAP, the portion of the initial value of the debenture associated with the conversion feature of $9.2 million was recorded as a separate component of equity. Under IFRS, the value of this conversion feature has been reclassified to long-term financial derivative instruments in the statement of financial position. Under IFRS, Provident is also required to mark-to-market this conversion feature at each reporting period, which resulted in the Company recording an unrealized loss of approximately $0.4 million in the fourth quarter of 2010 in loss on revaluation of conversion feature of convertible debentures in the statement of operations with a corresponding offset to long-term financial derivative instruments.

D.	Depreciation and amortization – IFRS requires that depreciation be calculated at a component level, which resulted in additional depreciation expense from continuing operations of $0.7 million for the year ended December 31, 2010.

E.	Financing charges – Under IFRS, accretion expense associated with decommissioning liabilities is recorded as a financing charge. Under previous Canadian GAAP, accretion expense from continuing operations of $1.9 million for the year ended December 31, 2010 related to asset retirement obligations was recorded under depletion, depreciation and accretion expense. Accordingly, these amounts have been reclassified from depletion, depreciation and accretion expense to financing charges. As a result of this change, the caption depletion, depreciation and accretion expense has been changed to be depreciation and amortization expense.

The balances recorded under previous Canadian GAAP as interest on bank debt and interest and accretion on convertible debentures are now included under financing charges under IFRS.

F.	Other long-term liabilities – Included in other long-term liabilities are obligations associated with residual Upstream properties. Under previous Canadian GAAP, these obligations were calculated using an average credit-adjusted risk free rate of seven percent. Under IFRS, the obligations are discounted using a risk free rate which resulted in Provident recording an adjustment of $0.9 million as at December 31, 2010.

G.	Deferred income taxes – The transition adjustment associated with continuing operations was $13.1 million. This IFRS difference is primarily due to the tax rate applied to temporary differences associated with SIFT entities. Under previous Canadian GAAP, Provident used the rate expected to be in effect when the timing differences reverse. However, under IFRS, Provident is required to use the highest rate applicable for undistributed earnings in these entities. In addition, IFRS requires the calculation of deferred taxes related to foreign exchange differences on balances denominated in foreign currencies. The 2010 annual net income from continuing operations impact of IFRS differences on deferred taxes was an additional recovery of $9.2 million, resulting in a total adjustment of $22.3 million at December 31, 2010.

Upon conversion to a corporation on January 1, 2011, all timing differences are now measured under IFRS using a corporate tax rate and, as a result, the majority of the IFRS differences at December 31, 2010 for deferred income taxes has reversed through first quarter 2011 net earnings as a deferred tax expense.

H.	Accumulated deficit – The following is a summary of transition adjustments to the Company’s accumulated deficit from Canadian GAAP to IFRS:

		2010
($ millions)	Note	December 31	January 1

Accumulated deficit as reported under Canadian GAAP		$(2,307.1)	$(1,471.7)
IFRS transition adjustments increase (decrease) on opening statement of financial position related to continuing operations:
Petroleum product inventory	A	0.4	0.4
Decommissioning liabilities	B	(11.1)	(11.1)
Convertible debentures	C	18.2	18.2
Other long-term liabilities	F	(0.9)	(0.9)
Deferred income taxes	G	13.1	13.1
		19.7	19.7

IFRS transition adjustments increase (decrease) on opening statement of financial position related to discontinued operations:
Impairment on Upstream oil and gas properties	I	(391.5)	(391.5)
Decommissioning liabilities	I	(36.1)	(36.1)
Deferred income taxes	I	111.7	111.7
		(315.9)	(315.9)
Total net impact on opening statement of financial position		$(296.2)	$(296.2)

IFRS transition adjustments increase (decrease) net income from continuing operations:
Cost of goods sold	A	$1.3	$-
Loss on financial derivative instruments	C	(0.4)	-
Depreciation and amortization	D, E	1.2	-
Financing charges	B, E	(2.5)	-
Deferred income taxes	G	9.1	-
		8.7	-
IFRS transition adjustments increase (decrease) net income from discontinued operations:
Depletion expense	I	40.2	-
Loss on sale of oil and gas properties	I	(8.1)	-
Loss on sale of discontinued operations	I	296.0	-
Deferred income taxes	I	(12.2)	-
		315.9	-
Total net impact on statement of operations		$324.6	$-
Accumulated deficit as reported under IFRS		$(2,278.7)	$(1,767.9)

I.	Discontinued operations – There are a number of IFRS adjustments associated with the Upstream business impacting both the statement of financial position on the date of transition, January 1, 2010 and 2010 net earnings from discontinued operations. However, the total impact of the combined differences related to the Upstream business on Provident’s equity balance at December 31, 2010 was nil. Explanatory notes to the IFRS 1 transition reconciliations for discontinued operations are summarized in the following table:

		2010
Discontinued operations ($ millions)	Note	December 31	January 1
IFRS transition adjustments increase (decrease) on opening statement of financial position:
Impairment on Upstream oil and gas properties	1	$(391.5)	$(391.5)
Decommissioning liabilities	2	(36.1)	(36.1)
Deferred income taxes	5	111.7	111.7
		(315.9)	(315.9)
IFRS adjustments increase (decrease) net income on statement of operations:
Depletion expense	1	40.2	-
Loss on sale of oil and gas properties	3	(8.1)	-
Loss on sale of discontinued operations	6	296.0	-
Deferred income taxes	5	(12.2)	-
		315.9	-
Net impact on accumulated deficit		$-	$(315.9)

1)	Property, plant and equipment – On transition to IFRS, Provident elected to use the IFRS 1 exemption for its Upstream oil & gas assets, allowing for the allocation of historical book values as reported under previous Canadian GAAP to the individual cash generating units on a pro rata basis. If this election is made, each of the cash generating units is required to be tested for impairment. Any impairment loss is recorded in accumulated deficit on the transition date. Accordingly, Provident recorded a $391.5 million impairment loss on transition to IFRS. The lower carrying value for the Upstream assets on transition resulted in a lower loss on sale of the business in the second quarter of 2010 compared to previous Canadian GAAP.

In addition, upon transition to IFRS, Provident had the option to continue to calculate depletion similar to previous Canadian GAAP using a reserve base of only proved reserves or to use proved plus probable reserves. Provident has elected to use proved plus probable reserves under IFRS. The combination of a lower carrying value due to the impairment loss on transition and the larger depletion base resulted in lower depletion charges related to the Upstream business under IFRS of $40.2 million for the year ended December 31, 2010. This difference is also offset in the loss on sale of the Upstream business in the second quarter of 2010.

2)	Decommissioning liabilities – The amounts recorded under previous Canadian GAAP were the estimated future cash flows discounted at the Company’s average credit-adjusted risk free rate of seven percent. Under IFRS, the amounts are discounted using a risk free rate of four percent. The adjustment related to the Upstream business, was an increase of the decommissioning liabilities by $36.1 million with the offset to accumulated deficit.

3)	Assets held for sale – IFRS requires that assets held for sale, be presented separately on the statement of financial position. Previous Canadian GAAP made an exception to this rule for certain upstream oil and gas related transactions. The sale of West Central Alberta assets held in the Upstream business was announced in December 2009. Therefore, assets and associated decommissioning liabilities of $186.4 million and $2.8 million, respectively, related to this transaction have been presented separately on the statement of financial position, at their fair value, determined with reference to the negotiated sales price adjusted for earnings between December 31, 2009 and the date of closing on March 1, 2010. This transaction resulted in a loss on sale of $8.1 million in the first quarter of 2010.

4)	Exploration and evaluation (“E&E”) expenditures – IFRS requires that E&E expenditures be presented separately from PP&E on the statement of financial position. Provident has segregated approximately $24.7 million of its PP&E in accordance with the IFRS 1 full cost exemption as at January 1, 2010. In the first and second quarters of 2010, an additional $0.8 million and $0.2 million was incurred, respectively, which also was classified as E&E. The costs consist primarily of land that relates to Upstream undeveloped properties which has not been depleted but rather is assessed for impairment when indicators suggest the possibility of impairment.

5)	Taxes – The transition adjustment for deferred income taxes on transition to IFRS is primarily due to changes in the carrying amount of Upstream assets on the January 1, 2010 statement of financial position and the corresponding impact on temporary differences used to determine the deferred income tax balance. As a result, an adjustment of $111.7 million was recorded with an offset amount recorded in accumulated deficit. Additionally, a reduction in deferred income tax recoveries of $12.2 million was incurred for the year ended December 31, 2010 primarily as a result of lower depletion expense under IFRS.

6)	Loss on sale of discontinued operations – The loss on sale of discontinued operations was impacted by each of the IFRS adjustments 1 through 5 listed above, resulting in an IFRS adjustment to the loss on sale of discontinued operations of $296.0 million, net of tax, for the year ended December 31, 2010.

6.	Acquisition

Acquisition of Three Star Trucking Ltd.

On October 3, 2011, Provident acquired a two-thirds ownership interest in Three Star Trucking Ltd. (“Three Star”) for consideration of 944,828 Provident common shares with an ascribed value of $7.6 million and cash consideration of $7.9 million. Three Star is a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers. Provident retains the option to purchase the remaining one-third interest in Three Star after three years from the closing date.

The following table summarizes the consideration paid for Three Star, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date.

Consideration
Cash	$7,852
Shares	7,606
Total consideration	$15,458

Recognized amounts of identifiable assets acquired and liabilities assumed
Working capital	$2,350
Property, plant and equipment	22,530
Deferred income taxes	(1,879)
Long-term debt	(10,345)
Redemption liability	(9,054)
Other equity	9,054
Total identifiable net assets	12,656

Non-controlling interest	(4,219)
Goodwill	7,021
Total	$15,458

Acquisition-related costs of $0.1 million have been charged to general and administrative expenses in the consolidated statement of operations.

The fair value of the 944,828 common shares issued as part of the consideration paid for Three Star was based on the closing share price on October 3, 2011.

On acquisition, the non-controlling interest was measured at the proportionate interest in the identifiable net assets. No goodwill was attributed to non-controlling interest on acquisition.

Provident has the option to purchase (and the non-controlling interest has the right to sell) the remaining one-third interest in Three Star after the third anniversary of the acquisition date (October 3, 2014). The put price to be paid by Provident for the residual interest upon exercise is based on a multiple of Three Star’s earnings during the three-year period prior to exercise, adjusted for associated capital expenditures and debt. On acquisition, Provident recorded a $9.1 million redemption liability associated with this put option with an offset to other equity. The redemption liability will be accreted and subsequently fair valued at each reporting date with changes in the value flowing through profit and loss. At December 31, 2011 the fair value of the redemption liability was determined to be $7.5 million, resulting in an unrealized gain of $1.5 million for the year ended December 31, 2011 recorded in loss on revaluation of conversion feature of convertible debentures and redemption liability on the consolidated statement of operations.

The revenue included in the consolidated statement of operations since October 3, 2011 contributed by Three Star was $19.8 million, of which $13.2 million and $6.6 million were attributable to the owners of the parent and non-controlling interest, respectively. In addition, net income included in the consolidated statement of operations since October 3, 2011 contributed by Three Star was $1.3 million, of which $0.9 million and $0.4 million were attributable to the owners of the parent and non-controlling interest, respectively.

7.	Petroleum product inventory

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. For the year ended December 31, 2011, the Company recognized $1,517 million (2010 - $1,397 million) of product inventory as an expense in cost of goods sold.

8.	Property, plant and equipment

($000s)	Midstream assets	Office equipment & other	Subtotal	Oil & natural gas properties	Total
Cost:
Balance as at January 1, 2010	$886,442	$47,174	$933,616	$2,682,180	$3,615,796
Additions	74,445	673	75,118	31,152	106,270
Acquisitions	-	-	-	5,117	5,117
Change in decommissioning provision	3,902	-	3,902	7,292	11,194
Disposals & Other	(123)	(2,356)	(2,479)	(2,725,741)	(2,728,220)
Balance as at December 31, 2010	964,666	45,491	1,010,157	-	1,010,157
Additions	131,954	813	132,767	-	132,767
Acquisitions	22,530	-	22,530	-	22,530
Capitalized interest	1,348	-	1,348	-	1,348
Change in decommissioning provision	25,494	-	25,494	-	25,494
Removal of fully depreciated assets	(1,765)	(23,601)	(25,366)	-	(25,366)
Disposals & Other	(13)	193	180	-	180
Balance as at December 31, 2011	$1,144,214	$22,896	$1,167,110	$-	$1,167,110

Accumulated depletion and depreciation:
Balance as at January 1, 2010	$116,656	$27,786	$144,442	$2,049,198	$2,193,640
Depletion and depreciation for the period	25,729	7,056	32,785	123,940	156,725
Disposals	-	(860)	(860)	(2,173,138)	(2,173,998)
Balance as at December 31, 2010	142,385	33,982	176,367	-	176,367
Depreciation for the period	26,522	5,381	31,903	-	31,903
Removal of fully depreciated assets	(1,765)	(23,601)	(25,366)	-	(25,366)
Disposals & Other	(11)	-	(11)	-	(11)
Balance as at December 31, 2011	$167,131	$15,762	$182,893	$-	$182,893

Net book value:
Net book value as at January 1, 2010	$769,786	$19,388	$789,174	$632,982	$1,422,156
Net book value as at December 31, 2010	$822,281	$11,509	$833,790	$-	$833,790
Net book value as at December 31, 2011	$977,083	$7,134	$984,217	$-	$984,217

As at December 31, 2011, Midstream assets include land of $4.9 million (December 31, 2010 ̶ $4.9 million) and products required for line-fill and cavern bottoms of $22.8 million (2010 ̶ $22.8 million) which are excluded from costs subject to depreciation.

Capitalized borrowing costs

The amount of borrowing costs directly attributable to the construction of assets, such as storage caverns and related facilities, which take a substantial period of time to get ready for their intended use capitalized during the period ended December 31, 2011 was $1.3 million (2010 – nil). The rate used to calculate the amount of borrowing costs capitalized was the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

9.	Intangible assets

($000s)	Midstream contracts and customer relationships	Other intangible assets	Total
Cost:
Balance as at January 1, 2010	$183,100	$16,308	$199,408
Balance as at December 31, 2010	183,100	16,308	199,408
Removal of fully amortized assets	(21,100)	-	(21,100)
Balance as at December 31, 2011	$162,000	$16,308	$178,308

Accumulated amortization:
Balance as at January 1, 2010	$61,862	$5,068	$66,930
2010 amortization	13,200	433	13,633
Balance as at December 31, 2010	75,062	5,501	80,563
Amortization for the period	11,298	429	11,727
Removal of fully amortized assets	(21,100)	-	(21,100)
Balance as at December 31, 2011	$65,260	$5,930	$71,190

Net book value:
Net book value as at January 1, 2010	$121,238	$11,240	$132,478
Net book value as at December 31, 2010	$108,038	$10,807	$118,845
Net book value as at December 31, 2011	$96,740	$10,378	$107,118

Useful life (years)	15	12 -15
Remaining amortization period (years)	9	9

10.	Goodwill

During the year ended December 31, 2011, goodwill increased by $7.0 million related to the acquisition of Three Star (see note 6).

Provident performed goodwill impairment tests at December 31, 2011 and 2010, as well as at January 1, 2010, which determined that the recoverable amount of the group of cash generating units that comprise the Midstream business was in excess of the respective carrying value. Accordingly, no write-down of goodwill was required. The recoverable amount was determined based on a fair value less costs to sell calculation using cash flow projections from financial forecasts approved by management covering a 15 year period with a terminal growth rate of 2% thereafter. Key assumptions upon which management based its determinations of the recoverable amount for the goodwill in 2011 include operating margins which are projected to increase by approximately 2% per annum, on average, attributable to capital expenditures and expected growth in the fee-for-service business, combined with a weighted average discount rate of 9%. The forecast included future commodity price assumptions based on independent third party estimates effective at December 31, 2011 of US$100.05/bbl for WTI crude oil in 2012 with an average escalation rate of 2% per annum until 2026 and $3.60/mcf for AECO natural gas in 2012 with an average escalation rate of 6% per annum until 2026.

11.	Long-term debt

	As at	As at
	December 31,	December 31,
($000s)	2011	2010
Current portion of convertible debentures	$-	$148,981
Current portion of long-term debt of subsidiary	9,199	-
Current portion of long-term debt	9,199	148,981

Revolving term credit facility	184,019	72,882
Long-term debt of subsidiary	917	-
Long-term debt - bank facilities and other	184,936	72,882

Long-term debt - convertible debentures	315,786	251,891
Total	$509,921	$473,754

i)	Revolving term credit facility

Provident completed an extension of its existing credit agreement (the "Credit Facility") on October 14, 2011, with National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders"). Pursuant to the amended Credit Facility, the Lenders have agreed to continue to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of the Company, subject to obtaining additional commitments.  The amended Credit Facility also provides for a separate Letter of Credit facility which has been increased from $60 million to $75 million.

The amended terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014 (subject to customary extension provisions), secured by substantially all of the assets of Provident. Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, LIBOR loans, or letters of credit. As at December 31, 2011, Provident had drawn $190.1 million (including $3.6 million presented as a bank overdraft in accounts payable and accrued liabilities) or 38 percent of its Credit Facility (December 31, 2010 – $75.5 million or 15 percent). Included in the carrying value at December 31, 2011 were financing costs of $2.2 million (December 31, 2010 – $2.4 million). At December 31, 2011, the effective interest rate of the outstanding Credit Facility was 3.3 percent (December 31, 2010 – 4.1 percent). At December 31, 2011, Provident had $60.1 million in letters of credit outstanding (December 31, 2010 – $47.9 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Long-term debt of subsidiary

On October 3, 2011, Provident completed the acquisition of a two-thirds interest in Three Star. Three Star’s long-term debt is secured by the vehicles and trailers owned by the subsidiary and matures over a period of between two to five years. In addition, Three Star has an operating line of credit (presented in accounts payable and accrued liabilities) which is secured by substantially all of the assets of Three Star other than the vehicles and trailers which are pledged as security for the subsidiary’s long-term debt. As at December 31, 2011, Three Star had drawn $18.0 million, including $9.2 million, $0.9 million, and $7.9 million presented as current portion of long-term debt, long-term debt – bank facilities and other, and a bank overdraft in accounts payable and accrued liabilities, respectively, on the consolidated statement of financial position. At December 31, 2011, the effective interest rate of the subsidiary’s outstanding long-term debt was 4.9 percent.

iii)	Convertible debentures

In November 2010, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures ($164.7 million, net of issue costs). The debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2011 and mature on December 31, 2017. The debentures may be converted into equity at the option of the holder at a conversion price of $10.60 per share prior to the earlier of December 31, 2017 and the date of redemption, and may be redeemed by Provident under certain circumstances. Upon conversion of the 5.75% debentures, Provident may elect to pay the holder cash at the option of Provident. At issuance, $163.3 million was recorded related to the debt component of the debentures ($155.5 million, net of issue of costs) and the conversion feature of the debentures was valued at $9.2 million and was recorded as a long-term financial derivative instrument.

On January 13, 2011, in connection with the corporate conversion, Provident Energy Ltd. announced an offer to purchase for cash its 6.5% convertible debentures maturing on August 31, 2012 (the “C series”) and its 6.5% convertible debentures maturing on April 30, 2011 (the “D series”) at a price equal to 101 percent of their principal amounts plus accrued interest. The offer was completed on February 21, 2011 and resulted in Provident taking up and cancelling $4.1 million principal amount of C series debentures and $81.3 million principal amount of D series debentures. The transaction resulted in Provident recognizing a loss on repurchase of $1.2 million in financing charges in the consolidated statement of operations. The total offer price, including accrued interest, was funded by Provident Energy Ltd.’s existing revolving term credit facility.

On April 30, 2011 the remaining D series debentures, with a principal amount of $68.6 million matured as scheduled. Provident funded the maturity through the revolving term credit facility.

In May 2011, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures ($165.0 million, net of issue costs). The debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing December 31, 2011 and mature on December 31, 2018. The debentures may be converted into equity at the option of the holder at a conversion price of $12.55 per share prior to the earlier of December 31, 2018 and the date of redemption, and may be redeemed by Provident under certain circumstances. Upon conversion of the 5.75% debentures, Provident may elect to pay the holder cash at the option of Provident. At issuance, $164.1 million was recorded related to the debt component of the debentures ($156.6 million, net of issue costs) and the conversion feature of the debentures was valued at $8.4 million and was recorded as a long-term financial derivative instrument.

On May 25, 2011, Provident redeemed all of the outstanding aggregate principal amount of the C series 6.5% convertible debentures at a redemption price equal to $1,000 in cash per $1,000 principal amount, plus accrued interest. The redemption resulted in Provident taking up and cancelling the remaining outstanding $94.9 million principal amount of C series debentures. Provident recognized a loss on the redemption of $2.1 million in financing charges in the consolidated statement of operations. The total redemption, including accrued interest, was funded by Provident Energy Ltd.’s existing revolving term credit facility.

Provident may elect to satisfy interest and principal obligations on the convertible debentures by the issuance of shares. For the year ended December 31, 2011, $50 thousand of the face value of debentures were converted to shares at the election of debenture holders (2010 – nil). Included in the carrying value at December 31, 2011 were financing costs of $13.4 million (December 31, 2010 – $9.0 million). At December 31, 2011, the fair value of convertible debentures, including the conversion feature, was approximately $357 million (December 31, 2010 – $424 million). The following table details each outstanding convertible debenture.

	As at		As at
Convertible Debentures	December 31, 2011		December 31, 2010
($ 000s except conversion pricing)	Carrying value (1)	Face value	Carrying value (1)	Face value	Maturity date	Conversion price per share (2)
6.5% Convertible Debentures	$-	$-	148,981	$149,980	April 30, 2011	$12.40
6.5% Convertible Debentures	-	-	96,084	98,999	Aug. 31, 2012	11.56
5.75% Convertible Debentures	157,914	172,500	155,807	172,500	Dec. 31, 2017	10.60
5.75% Convertible Debentures	157,872	172,500	-	-	Dec. 31, 2018	12.55
	$315,786	$345,000	$400,872	$421,479

(1) Excluding the conversion feature of convertible debentures.

(2) The debentures may be converted into shares at the option of the holder of the debenture at the conversion price per share.

The conversion feature of convertible debentures is presented at fair value as a long-term financial derivative instrument on the consolidated statement of financial position (see note 16).

12.	Decommissioning liabilities

Provident’s decommissioning liabilities are based on its net ownership in property, plant and equipment and represents management’s estimate of the costs to abandon and reclaim those assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at Provident’s nominal risk free rate and an inflation rate of two percent has been estimated for future years. In the third quarter of 2011, Provident adjusted the nominal risk free rate from four percent down to three percent, to reflect recent interest rate changes in long-term benchmark bond yields. The resulting adjustment of $21.2 million is presented as a change in estimate. In 2011, decommissioning liabilities increased by $4.3 million (2010 - $0.2 million) related to future obligations associated with capital expenditures incurred during the year.

The total undiscounted amount of future cash flows required to settle the decommissioning liabilities is estimated to be $218.9 million (2010 - $207.3 million). The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the decommissioning liabilities are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these liabilities is expected to occur in 23 to 35 years.

	As at	As at
	December 31,	December 31,
($000s)	2011	2010
Carrying amount, beginning of year	$57,232	$127,800
Acquisitions	-	3,902
Dispositions - discountinued operations	-	(65,184)
Increase in liabilities incurred during the year	4,335	220
Settlement of liabilities during the year - discontinued operations	-	(2,041)
Transfer to other long-term liabilities (1)	-	(18,194)
Accretion of liability - continuing operations	2,329	2,163
Accretion of liability - discontinued operations	-	1,494
Change in estimate	21,159	7,072
Carrying amount, end of year	$85,055	$57,232
(1)	Commencing on June 30, 2010, obligations associated with residual Upstream properties have been classified as other long-term liabilities on the statement of financial position.

13.	Share capital

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement on the basis of one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.”

Provident’s Premium Dividend and Dividend Reinvestment purchase (“DRIP”) plan provides shareholders with a means to automatically reinvest sums received on account of dividends on shares. Pursuant to the corporate conversion, the company assigned the DRIP to Provident Energy Ltd. (“PEL DRIP”). As a result, all existing participants in the DRIP were deemed to be participants in the PEL DRIP without any further action on their part and holders of common shares may participate in the PEL DRIP with respect to any cash dividends declared and paid by Provident Energy Ltd. on the common shares.

On October 3, 2011, Provident completed the acquisition of a two-thirds interest in Three Star. The acquisition was partially funded by issuing 944,828 common shares at a price of $8.05.

i)	Share capital

Common Shares	Number of shares	Amount (000s)
Issued on conversion to a corporation effective January 1, 2011	268,765,492	$2,866,268
Issued to acquire Three Star	944,828	7,606
Issued pursuant to the dividend reinvestment plan	4,070,265	33,157
To be issued pursuant to the dividend reinvestment plan	407,724	3,967
Debenture conversions	4,325	49
Share issue costs	-	(23)
Balance at December 31, 2011	274,192,634	$2,911,024

Provident has an unlimited number of common shares authorized for issuance.

ii)	Unitholders’ contributions

Trust Units	Number of units	Amount (000s)
Balance at January 1, 2010	264,336,636	$2,834,177
Issued pursuant to the distribution reinvestment plan	4,002,565	28,635
To be issued pursuant to the distribution reinvestment plan	426,291	3,456
Balance at December 31, 2010	268,765,492	$2,866,268
Cancelled on conversion to a corporation effective January 1, 2011	(268,765,492)	(2,866,268)
Balance at December 31, 2011	-	$-

The basic and diluted per share amounts for the year ended December 31, 2011 were calculated based on the weighted average number of shares outstanding of 270,741,572 (2010 – 266,008,193).

14.	Share based compensation

Restricted/Performance share units

Certain employees of Provident are granted restricted share units (RSUs) and/or performance share units (PSUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional share units. The grants are based on criteria designed to recognize the long-term value of the employee to the organization. RSUs typically vest evenly over a period of three years commencing at the grant date. Payments are made on the anniversary dates of the RSU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional share units. PSUs vest three years from the date of grant and can be increased to a maximum of double the PSUs granted or a minimum of nil PSUs depending on the Company’s performance based on certain benchmarks.

The fair value estimate associated with the RSUs and PSUs is expensed in the statement of operations over the vesting period. At December 31, 2011, $20.0 million (December 31, 2010 - $7.4 million) is included in accounts payable and accrued liabilities for this plan and $11.5 million (December 31, 2010 - $10.4 million) is included in other long-term liabilities. The following table reconciles the expense recorded for RSUs and PSUs.

	Year ended December 31,
	2011	2010
General and administrative	$19,162	$8,160
Production, operating and maintenance	1,491	288
	$20,653	$8,448

The following table provides a continuity of the Company’s RSU and PSU plans:

Units outstanding	RSUs	PSUs
Opening balance January 1, 2010	1,576,123	3,959,122
Grants	672,155	1,385,636
Reinvested through notional dividends	105,956	328,868
Exercised	(857,751)	(2,873,270)
Forfeited	(321,475)	(356,775)
Ending balance December 31, 2010	1,175,008	2,443,581
Grants	550,065	470,069
Reinvested through notional dividends	77,378	147,227
Exercised	(562,028)	(722,082)
Forfeited	(16,579)	(21,039)
Ending balance December 31, 2011	1,223,844	2,317,756

At December 31, 2011, all RSUs and PSUs have been valued using Provident’s share price and each PSU has been valued using a multiplier of 1.25, 1.40, and 1.20, for the 2009, 2010, and 2011 grants, respectively.

15.	Income taxes

Income tax expense (recovery)	Year ended December 31,
($000s)	2011	2010

Current tax expense (recovery):
Current tax on profits for the year	$654	$(6,956)
Total current tax expense (recovery)	654	(6,956)

Deferred tax expense (recovery):
Origination and reversal of timing differences	67,832	(40,871)
Total deferred tax expense (recovery)	67,832	(40,871)
Income tax expense (recovery)	$68,486	$(47,827)

The income tax provision differs from the expected amount calculated by applying the Company’s combined federal and provincial/state income tax rate of 26.83 percent (2010 - 33.35 percent) as follows:

Reconciliation between provision for income taxes and pre-tax income	Year ended December 31,
($000s)	2011	2010

Income from continuing operations before tax	$165,703	$64,390
Tax rate	26.83%	33.35%
	44,458	21,474
Tax effects:
True up	-	-
Foreign rate differences	-	-
Rate change due to corporate conversion	24,030	-
Income not subject to tax - income of the Trust	-	(74,056)
Other	(2)	4,755
Income tax expense (recovery)	$68,486	$(47,827)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at	As at
	December 31,	December 31,
($000s)	2011	2010
Deferred tax assets:
Deferred tax asset to be recovered after more than 12 months	$131,872	$153,900
Deferred tax asset to be recovered within 12 months	32,000	51,050

Deferred tax liabilities:
Deferred tax liability to be recovered after more than 12 months	(160,444)	(130,662)
Deferred tax liability to be recovered within 12 months	(466)	(1,589)
Deferred income taxes	$2,962	$72,699

The components of the deferred tax assets and deferred tax liabilities are as follows:

	As at	As at
	December 31,	December 31,
($000s)	2011	2010
Deferred tax asset:
Decomissioning liabilities	$23,052	$16,447
Loss carryforward	114,808	144,587
Tax credits	177	16,452
Financial derivative instruments	18,752	23,526
Other deductible temporary differences	9,666	14,081
Gross deferred tax asset	166,455	215,093
Valuation allowance	(2,583)	(10,143)
Total deferred tax asset	$163,872	$204,950

Deferred tax liability:
Property, plant and equipment	$(157,105)	$(125,873)
Other taxable temporary differences	(3,805)	(6,378)
Total deferred tax liability	$(160,910)	$(132,251)
Deferred income taxes	$2,962	$72,699

The movement of the deferred income tax account is as follows:

	Year ended December 31,
($000s)	2011	2010
Deferred income tax asset (liability)
Opening balance, beginning of year	$72,699	$(37,765)
(Expense) recovery from the statement of operations	(67,832)	40,871
Change related to discontinued operations	-	69,770
Foreign exchange differences	(26)	(177)
Acquisition of subsidiary, Three Star	(1,879)	-
Deferred income taxes, end of year	$2,962	$72,699

Included in the future income tax asset is estimated non-capital loss carry forwards that expire in 2026 through 2030. Provident’s valuation allowance applies to other temporary differences that reduce the amount recorded to the expected amount to be realized.

As at December 31, 2011, the aggregate temporary differences associated with investments in subsidiaries for which no deferred tax liabilities have been recognized is $244.3 million (December 31, 2010 - $242.6 million). The amount and timing of reversals of temporary differences depends on Provident’s future operating results, acquisitions and dispositions of assets and liabilities, and dividend policy. A significant change in any of the preceding assumptions could materially affect Provident’s estimate of the deferred tax balance.

Prior to conversion to a corporation effective January 1, 2011, IFRS required temporary differences at the Trust level to be reflected at the highest rate at which individuals would be taxed on undistributed profits. Upon corporate conversion, deferred tax balances are determined using the applicable statutory rate for corporations.

16.	Financial instruments

Risk Management overview

Provident has a comprehensive Enterprise Risk Management program that is designed to identify and manage risks that could negatively affect its business, operations or results. The program’s activities include risk identification, assessment, response, control, monitoring and communication.

Provident’s Risk Management Committee (“RMC”) oversees execution of the program and regular reports are provided to the Audit Committee and Board of Directors.

Provident has established and implemented market risk management strategies, policies and limits that are monitored by Provident’s Risk Management group. The derivative instruments Provident uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing. The purchase of put option contracts effectively create a floor price for the commodity, while allowing for full participation if prices increase. The purchase of call options allow for a commodity to be purchased at a fixed price at the option of the contract holder. Costless collars are contracts that provide a floor and a ceiling price and allowing participation within a set range. Participating swaps are contracts that provide a floor and also provide a ceiling for a certain percentage of the volume of the contract. Fixed price swaps are contracts that specify a fixed price at which a certain volume of product will be bought or sold at in the future.

The Risk Management group monitors risk exposure by generating and reviewing mark-to-market reports and counterparty credit exposure of Provident’s outstanding derivative contracts. Additional monitoring activities include reviewing available derivative positions, regulatory changes and bank and analyst reports.

The market risk management program is designed to protect a base level of operating cash flow in order to support cash dividends and capital programs. The market risk management program manages commodity price volatility, as well as fluctuating interest and foreign exchange rates. Provident utilizes a variety of financial instruments to protect margins on a portion of its frac spread production and sales, and to manage physical contract exposure for periods of up to two years. As well, the Provident market risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Fair Values

Fair value measurement of assets and liabilities recognized on the consolidated statement of financial position are categorized into levels within a fair value hierarchy based on the nature of valuation inputs. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Provident’s financial derivative instruments have been classified as Level 2 instruments with the exception of the redemption liability related to the acquisition of the Company’s subsidiary, Three Star, which is classified as a Level 3 instrument. The financial instruments are carried at fair value as at December 31, 2011 and 2010. The fair values of Level 2 financial derivative instruments are determined by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, quoted market prices for Provident’s shares, and volatility rates at the period-end dates.

The redemption liability related to Three Star is classified as a Level 3 instrument, as the fair value is determined by using inputs that are not based on observable market data. The liability represents a put option, held by the non-controlling interest of Three Star, to sell the remaining one-third of the business to Provident after the third anniversary of the acquisition date (October 3, 2014). The put price to be paid by Provident for the residual interest upon exercise is based on a multiple of Three Star’s earnings during the three year period prior to exercise, adjusted for associated capital expenditures and debt based on management estimates. These estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

Financial instruments classified as Level 3	Year ended December 31,
($000s)	2011	2010
Redemption liability, beginning of year	$-	$-
Acquisition of Three Star (note 6)	9,054	-
Accretion of liability	26	-
Gain on revaluation	(1,532)	-
Redemption liability, end of year	$7,548	$-

Provident has also reflected management’s assessment of nonperformance risk, including credit risk, into the fair value measurement. In evaluating the credit risk component of nonperformance risk, Provident has considered prevailing market credit spreads.

As at December 31, 2011 ($ 000s)	Held for Trading	Loans and Receivables	Other Liabilities	Total Carrying Value

Assets
Accounts receivable	$-	$230,457	$-	$230,457
Financial derivative instruments
- current assets	4,571	-	-	4,571
	$4,571	$230,457	$-	$235,028

Liabilities
Accounts payable and accrued liabilities	$-	$-	$276,480	$276,480
Cash dividends payable	-	-	8,353	8,353
Current portion of long-term debt	-	-	9,199	9,199
Financial derivative instruments
- current liabilities	56,901	-	-	56,901
Long-term debt - bank facilities and other	-	-	184,936	184,936
Long-term debt - convertible debentures	-	-	315,786	315,786
Financial derivative instruments
- long-term liabilities	52,373	-	-	52,373
Other long-term liabilities	-	-	20,551	20,551
	$109,274	$-	$815,305	$924,579

As at December 31, 2010 ($ 000s)	Held for Trading	Loans and Receivables	Other Liabilities	Total Carrying Value

Assets
Cash and cash equivalents	$-	$4,400	$-	$4,400
Accounts receivable	-	206,631	-	206,631
Financial derivative instruments
- current assets	487	-	-	487
	$487	$211,031	$-	$211,518

Liabilities
Accounts payable and accrued liabilities	$-	$-	$227,944	$227,944
Cash dividends payable	-	-	12,646	12,646
Current portion of long-term debt	-	-	148,981	148,981
Financial derivative instruments
- current liabilities	37,849	-	-	37,849
Long-term debt - bank facilities and other	-	-	72,882	72,882
Long-term debt - convertible debentures	-	-	251,891	251,891
Financial derivative instruments
- long-term liabilities	29,187	-	-	29,187
Other long-term liabilities	-	-	19,634	19,634
	$67,036	$-	$733,978	$801,014

Except as disclosed in note 11 in connection with the convertible debentures, there were no significant differences between the carrying value of these financial instruments and their estimated fair value as at December 31, 2011.

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	December 31,	December 31,
($000s)	2011	2010

Frac spread related
Crude oil	$10,196	$16,733
Natural gas	30,579	19,113
Propane	(4,784)	16,246
Butane	2,969	4,755
Condensate	3,100	2,099
Foreign exchange	3,747	(28)
Sub-total frac spread related	45,807	58,918
Management of exposure embedded in physical contracts	12,878	(1,168)
Corporate
Electricity	(734)	(421)
Interest rate	2,246	(366)
Other financial derivatives
Conversion feature of convertible debentures	36,958	9,586
Redemption liability related to acquisition of Three Star	7,548	-
Net financial derivative instruments liability	$104,703	$66,549

For convertible debentures containing a cash conversion option, the conversion feature is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the consolidated statement of operations. This resulted in Provident recording a loss of approximately $19.0 million (2010 - $0.4 million) on the revaluation on the conversion feature of convertible debentures on the consolidated statement of operations.

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. Market risk is generally comprised of price risk, currency risk and interest rate risk.

a) Price risk

The decisions to enter into financial derivative positions and to execute the market risk management strategy are made by senior officers of Provident who are also members of the RMC. The RMC receives input and commodity expertise from the business managers in the decision making process. Strategies are selected based on their ability to help Provident provide stable cash flow and dividends per share rather than to simply lock in a specific commodity price.

Commodity price volatility and market location differentials affect the Midstream business. In addition, Midstream is exposed to possible price declines between the time Provident purchases natural gas liquid (NGL) feedstock and sells NGL products, and to narrowing frac spreads. Frac spreads are the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.

Provident responds to these risks using a market risk management program to protect margins on a portion of its frac spreads production and sales, and to manage physical contract exposure for periods of up to two years while retaining some ability to participate in a widening margin environment. Subject to market conditions, Provident’s intention is to hedge approximately 50 percent of its production and sales volumes exposed to frac spreads on a rolling 12 month basis. Also, subject to market conditions, Provident may add additional positions as appropriate for up to 24 months.

b)	Currency risk

Provident’s commodity sales are exposed to both positive and negative effects of fluctuations in the Canadian/U.S. exchange rate. Provident manages this exposure by matching a significant portion of the cash costs that it expects with revenues in the same currency. As well, Provident uses derivative instruments to manage the U.S. cash requirements of its business.

Provident regularly sells or purchases forward a portion of expected U.S. cashflows. Provident’s strategy also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price. Provident may also use derivative products that provide for protection against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

c)	Interest rate risk

Provident’s revolving term credit facilities bear interest at a floating rate. Using debt levels as at December 31, 2011, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $1.0 million (2010 - $0.4 million). Provident has mitigated this risk by entering into interest rate financial derivative contracts for a portion of the outstanding long-term debt. The contracts settle against Canadian Bankers Acceptance CDOR rates.

Financial derivative sensitivity analysis

The following tables show the impact on (loss) gain on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

As at December 31, 2011 ($ 000s)		+ Change	- Change

Frac spread related
Crude oil	(WTI +/- $5.00 per bbl)	$(7,255)	$7,333
Natural gas	(AECO +/- $1.00 per gj)	20,349	(20,346)
NGLs (includes propane, butane)	(Belvieu +/- US $0.10 per gal)	(10,033)	10,033
Foreign exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.05)	(14,217)	14,217

Management of exposure embedded in physical contracts
Crude oil	(WTI +/- $5.00 per bbl)	(5,647)	5,647
NGLs (includes propane, butane and condensate)	(Belvieu +/- US $0.10 per gal)	4,908	(4,908)

Corporate
Interest rate	(Rate +/- 50 basis points)	1,599	(1,599)
Electricity	(AESO +/- $5.00 per MW/h)	218	(218)

Conversion feature of convertible debentures	(Provident share price +/- $0.50 per share)	$(7,077)	$6,487

As at December 31, 2010 ($ 000s)		+ Change	- Change

Frac spread related
Crude oil	(WTI +/- $5.00 per bbl)	$(9,964)	$9,892
Natural gas	(AECO +/- $1.00 per gj)	22,264	(22,272)
NGLs (includes propane, butane)	(Belvieu +/- US $0.10 per gal)	(9,160)	9,330
Foreign exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.05)	(2,839)	2,840

Management of exposure embedded in physical contracts
Crude oil	(WTI +/- $5.00 per bbl)	(5,506)	5,509
NGLs (includes propane, butane and condensate)	(Belvieu +/- US $0.10 per gal)	2,480	(2,482)

Corporate
Interest rate	(Rate +/- 50 basis points)	2,392	(2,392)
Electricity	(AESO +/- $5.00 per MW/h)	435	(435)

Conversion feature of convertible debentures	(Provident share price +/- $0.50 per share)	$(1,827)	$1,654

Liquidity Risk

Liquidity risk is the risk Provident will not be able to meet its financial obligations as they come due. Provident’s approach to managing liquidity risk is to ensure that it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to Provident’s reputation.

Management typically forecasts cash flows for a period of twelve months to identify financing requirements. These requirements are then addressed through a combination of committed and demand credit facilities and access to capital markets, as discussed in note 17.

The following table outlines the timing of the cash outflows relating to financial liabilities.

As at December 31, 2011	Payment due by period
($000s)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$276,480	$276,480	$-	$-	$-
Cash dividends payable	8,353	8,353	-	-	-
Financial derivative instruments - current	56,901	56,901	-	-	-
Long-term debt - bank facilities and other (1) (2) (3)	214,552	15,718	198,834	-	-
Long-term debt - convertible debentures (2)	473,944	19,838	39,675	39,675	374,756
Long-term financial derivative instruments	52,373	-	15,415	-	36,958
Other long-term liabilities (2)	21,917	2,205	14,357	2,327	3,028
Total	$1,104,520	$379,495	$268,281	$42,002	$414,742

(1) The terms of the credit facility have a revolving three year period expiring on October 14, 2014.

(2) Includes associated interest or accretion and principal payments.

(3) Includes current portion of long-term debt.

Credit Risk

Provident's Credit Policy governs the activities undertaken to mitigate the risks associated with counterparty (customer) non-payment. The Policy requires a formal credit review for counterparties entering into a commodity contract with Provident. This review determines an approved credit limit. Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial review of all active counterparties, utilizing master netting arrangements and International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted. Financial assurances include guarantees, letters of credit and cash. In addition, Provident has a diversified base of creditors.

Substantially all of Provident’s accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. As at December 31, 2011 amounts past due and not impaired included in accounts receivable is $7.2 million (December 31, 2010 – nil).

Settlement of financial derivative contracts

Midstream financial derivative contract buyout

In April 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business for a total realized loss of $199.1 million. The carrying value of these specific contracts at March 31, 2010 was a liability of $177.7 million resulting in an offsetting unrealized gain in the second quarter of 2010. The buyout of Provident’s forward mark-to-market positions allows Provident to refocus its market risk management program on protecting margins on a portion of its frac spread production and managing physical contract exposure for a period of up to two years.

The following table summarizes the impact of the loss on financial derivative instruments during the years ended December 31, 2011 and 2010. The loss on revaluation of conversion feature of convertible debentures and redemption liability, realized loss on buyout of financial derivative instruments and unrealized gain offsetting buyout of financial derivative instruments are not included in the table as these items are separately disclosed on the consolidated statement of operations.

	Year ended December 31,
Loss on financial derivative instruments	2011		2010
($ 000s except volumes)		Volume (1)		Volume (1)
Realized loss on financial derivative instruments
Frac spread related
Crude oil	$(6,186)	0.4	$(17,315)	2.0
Natural gas	(12,695)	24.7	(29,849)	16.9
Propane	(36,630)	3.9	(9,819)	1.6
Butane	(7,909)	1.2	(4,889)	0.6
Condensate	(4,833)	0.6	(504)	0.2
Foreign exchange	(2,205)		3,766
Sub-total frac spread related	(70,458)		(58,610)
Corporate
Electricity	2,627		367
Interest rate	(743)		(847)
Management of exposure embedded in physical contracts	2,053	3.0	8,225	0.6
	(66,521)		(50,865)
Unrealized loss on financial derivative instruments	(3,235)		(52,599)
Loss on financial derivative instruments	$(69,756)		$(103,464)

(1)	The above table represents aggregate volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The financial derivative contracts in place at December 31, 2011 are summarized in the following tables:

Midstream

Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2012	Crude Oil	1,507	Bpd	US $97.57 per bbl (3) (10)	January 1 - December 31
		5,548	Bpd	US $95.43 per bbl (3) (11)	January 1 - March 31
		2,217	Bpd	US $86.71 per bbl (3) (12)	January 1 - September 30
		1,421	Bpd	US $93.95 per bbl (3) (10)	January 1 - December 31
		978	Bpd	Cdn $101.82 per bbl (3) (10)	July 1 - December 31
		1,445	Bpd	Participating Swap Cdn $85.19 per bbl (Average Participation 27% above the floor price)	February 1 - December 31
		1,352	Bpd	Participating Swap US $72.22 per bbl (Average Participation 51% above the floor price)	March 1 - December 31
	Natural Gas	(44,057)	Gjpd	Cdn $3.53 per gj (2) (10)	January 1 - December 31
		(9,578)	Gjpd	Participating Swap Cdn $8.55 per gj (Average Participation 28% below the ceiling price)	February 1 - December 31
	Propane	7,473	Bpd	US $1.55 per gallon (4) (10)	January 1 - March 31
		(3,297)	Bpd	US $1.0094 per gallon (4) (11)	January 1 - March 31
		(989)	Bpd	US $1.3375 per gallon (5) (11)	January 1 - March 31
	Normal Butane	(2,654)	Bpd	US $1.7352 per gallon (6) (11)	January 1 - March 31
		2,445	Bpd	US $1.7434 per gallon (6) (10)	January 1 - December 31
	ISO Butane	(1,454)	Bpd	US $1.7807 per gallon (7) (11)	January 1 - March 31
	Condensate	(2,217)	Bpd	US $2.225 per gallon (8) (12)	January 1 - September 30
	Foreign Exchange			Sell US $24,641,529 per month @ 0.9862 (13)	January 1 - March 31
				Sell US $2,633,333 per month @ 1.016 (13)	January 1 - June 30
				Sell US $5,785,714 per month @ 0.996 (13)	January 1 - July 31
				Sell US $5,144,444 per month @ 0.996 (13)	January 1 - September 30
				Sell US $2,875,000 per month @ 1.050 (13)	January 1 - December 31
				Sell US $2,016,783 per month @ 1.0119 (13)	March 1 - March 31
				Sell US $1,041,721 per month @ 0.9413 (13)	April 1 - October 31
				Sell US $2,666,667 per month @ 1.042 (13)	April 1 - December 31
				Sell US $681,260 per month @ 0.9850 (13)	May 1 - October 31
				Sell US $1,437,986 per month @ 0.9659 (13)	July 1 - December 31
				Sell US $1,634,227 per month @ 0.9829 (13)	October 1 - December 31
				Sell US $1,420,538 per month @ 0.9995 (13)	November 1 - December 31

Midstream continued

Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2013	Crude Oil	1,700	Bpd	US $96.65 per bbl (3) (10)	January 1 - March 31
		1,250	Bpd	Participating Swap Cdn $84.90 per bbl (Average Participation 25% above the floor price)	January 1 - March 31
		758	Bpd	Participating Swap US $85.62 per bbl (Average Participation 30% above the floor price)	January 1 - March 31
	Natural Gas	(15,000)	Gjpd	Cdn $4.58 per gj (2) (10)	January 1 - March 31
		(9,524)	Gjpd	Participating Swap Cdn $8.87 per gj (Average Participation 22% below the ceiling price)	January 1 - March 31
	Foreign Exchange			Sell US $1,651,990 per month @ 0.9829 (13)	January 1 - January 31
				Sell US $1,397,250 per month @ 0.9995 (13)	January 1 - March 31
				Sell US $5,000,000 per month @ 1.050 (13)	January 1 - March 31

Corporate
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
	Electricity	(5)	MW/h	Cdn $62.00 per MW/h (9)	January 1 2012 - December 31 2012
	Interest Rate	$180,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.877% (14)	October 1 2011 - June 30 2013
		$50,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.124% (14)	July 1 2013 - September 30 2014

(1)	The above table represents a number of transactions entered into over an extended period of time.
(2)	Natural gas contracts are settled against AECO monthly index.
(3)	Crude Oil contracts are settled against NYMEX WTI Calendar Average.
(4)	Propane contracts are settled against Belvieu C3 TET.
(5)	Propane contracts are settled against Conway C3.
(6)	Normal Butane contracts are settled against Belvieu NC4 NON TET & Belvieu NC4 TET.
(7)	ISO Butane contracts are settled against Belvieu IC4 NON TET.
(8)	Condensate contracts are settled against Belvieu NON-TET Natural Gasoline.
(9)	Electricity contracts are settled against the hourly price of Electricity as published by the AESO in $/MWh.
(10)	FRAC spread contracts.
(11)	Management of physical contract exposure - NGL Product contracts.
(12)	Management of physical contract exposure - Rail contracts.
(13)	US Dollar forward contracts are settled against the Bank of Canada noon rate average. Selling notional US dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar price for the underlying commodity.
(14)	Interest rate forward contract settles monthly against 1M CAD BA CDOR.

17.	Capital management

Provident considers its total capital to be comprised of net debt and shareholders’ equity. Net debt is comprised of long-term debt and working capital surplus, excluding balances for the current portion of financial derivative instruments. The balance of these items at December 31, 2011 and December 31, 2010 were as follows:

	As at	As at
	December 31,	December 31,
($000s)	2011	2010
Working capital surplus (1)	$(97,561)	$(79,633)
Long-term debt (including current portion)	509,921	473,754
Net debt	412,360	394,121
Shareholders' equity	579,058	588,207
Total capitalization	$991,418	$982,328

Net debt to total capitalization	42%	40%

(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident’s primary objective for managing capital is to maximize long-term shareholder value by:

•	providing an appropriate return to shareholders relative to the risk of Provident’s underlying assets; and
•	ensuring financing capacity for Provident’s internal development opportunities and acquisitions that are expected to add value to shareholders.

Provident makes adjustments to its capital structure based on economic conditions and Provident’s planned capital requirements. Provident has the ability to adjust its capital structure by issuing new equity or debt, controlling the amount it returns to shareholders, and making adjustments to its capital expenditure program. Provident relies on cash flow from operations, proceeds received from the DRIP program, external lines of credit and access to capital markets to fund capital programs and acquisitions.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.”

18.	Product sales and service revenue

For the year ended December 31, 2011, included in product sales and service revenue is $259.6 million (2010 - $202.7 million) associated with U.S. midstream sales.

19.	Supplemental disclosures

Consolidated statements of operations presentation

The following table details the amount of total employee compensation costs included in the cost of goods sold, production, operating and maintenance, and general and administrative line items in the consolidated statements of operations for the years ended December 31, 2011 and 2010:

Employee compensation costs	Year ended December 31,
($000s)	2011	2010
Salaries and short-term benefits (1)	$29,657	$27,065
Share based compensation (1)	20,653	8,448
Total	$50,310	$35,513

(1) Excludes amounts classified as strategic review and restructuring in 2010.

Compensation of key management

Compensation awarded to key management included:

Remuneration of directors and senior management	Year ended December 31,
($000s)	2011	2010 (1)
Salaries and short-term benefits	$4,744	$4,589
Termination benefits	336	18,781
Share based compensation	5,783	2,943
Total	$10,863	$26,313

(1) For the year ended December 31, 2010, a portion of the expenses were included in discontinued operations.

Key management includes the Company’s officers and directors.

20.	Other income and foreign exchange

Other income and foreign exchange is comprised of:

Other income and foreign exchange	Year ended December 31,
($000s)	2011	2010
Realized (gain) loss on foreign exchange	$(669)	$3,425
Loss (gain) on sale of assets	1	(3,300)
Other	(6,442)	(165)
	(7,110)	(40)
Unrealized (gain) loss on foreign exchange	(473)	808
Gain on termination of agreement	-	(4,900)
Other	59	306
	(414)	(3,786)
Total	$(7,524)	$(3,826)

For the year ended December 31, 2011, Provident recognized other income of $6.4 million from third parties relating to payments received for certain contractual volume commitments at the Empress facilities.

During the third quarter of 2010, Provident agreed to terminate a multi-year condensate storage and terminalling services agreement with a third party in exchange for a parcel of land valued at $4.9 million. The transaction was accounted for as a non-monetary transaction and included in property, plant and equipment on the consolidated statement of financial position with a corresponding gain included in “Other income and foreign exchange” on the consolidated statement of operations.

In the third quarter of 2010, Provident received proceeds of $3.3 million from the sale of certain asset-backed commercial paper investments that had previously been written off. Provident recorded a gain on sale in “Other income and foreign exchange” on the consolidated statement of operations.

21.	Commitments

Provident has entered into operating leases for offices that extend through June 2022. However, a significant portion will be recovered through subleases with third parties. In relation to the Midstream business, Provident is committed to minimum lease payments under the terms of various tank car leases for five years. Additionally, under an arrangement to use a third party interest in the Younger Plant, Provident has a commitment to make payments calculated with reference to a number of variables including return on capital.

Future minimum lease payments under non-cancelable operating leases are as follows:

As at December 31, 2011	Payment due by period
($000s)	Total	Less than 1 year	1 to 3 years	3 to 5 years
Operating Leases
Office leases	$60,781	$12,003	$24,234	$24,544
Sublease recovery	(39,751)	(9,647)	(18,365)	(11,739)
	21,030	2,356	5,869	12,805
Rail tank cars	35,809	6,953	15,487	13,369
Younger plant	21,578	4,808	8,892	7,878
Total	$78,417	$14,117	$30,248	$34,052

22.	Strategic review and restructuring

In 2010, Provident completed a strategic transaction to separate its Upstream and Midstream businesses. An agreement was reached with Midnight Oil Exploration Ltd. (“Midnight”) to combine the remaining Provident Upstream business with Midnight in a $416 million transaction. Closing of this arrangement occurred on June 29, 2010. In conjunction with this transaction and other initiatives, Provident completed an internal reorganization to continue as a pure play, cash distributing natural gas liquids (NGL) infrastructure and logistics business which resulted in staff reductions at all levels of the organization, including senior management.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.”

For the year ended December 31, 2011, no strategic review and restructuring costs were incurred (2010 - $31.7 million, of which $13.8 million were attributable to continuing operations). The costs were comprised primarily of severance, consulting and legal costs related to the sale of the Upstream business. In the fourth quarter of 2010, $1.9 million in costs were incurred related to Provident’s reorganization into a dividend paying corporation effective January 1, 2011.

23.	Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight to form Pace Oil & Gas Ltd. (“Pace”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Midnight Arrangement”). Under the Midnight Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident’s Upstream business. Total consideration from the transaction was $423.7 million, consisting of $115 million in cash and approximately 32.5 million shares of Pace valued at $308.7 million at the time of the closing. Associated transaction costs were $8.1 million. Under the terms of the Midnight Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by the Trust, valued at $308.7 million. Provident recorded a loss on sale of $79.8 million and $58.1 million in deferred tax recovery related to this transaction. This transaction completed the sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.

The following table presents information on the net loss from discontinued operations.

	Year ended December 31,
Net loss from discontinued operations ($ 000s)	2011	2010
Production revenue, net of royalties	$-	$76,581
Loss from discontinued operations before taxes and impact of sale of discontinued operations (1)	-	(112,702)
Loss on sale of discontinued operations	-	(79,790)
Current tax expense	-	(1)
Deferred income tax recovery	-	69,770
Net loss from discontinued operations for the year	$-	$(122,723)
Per unit
- basic and diluted	$-	$(0.46)

(1)	For the year ended December 31, 2010 interest expense of $2.5 million was allocated to discontinued operations on a prorata basis calculated as the proportion of net assets of the Upstream business to the sum of total net assets of the Trust plus long-term debt.

The carrying amounts of major classes of assets and liabilities included as part of the Upstream business as at the date of the sale were as follows:

Canadian dollars (000s)

Property, plant and equipment	$568,880
Decommissioning liabilities	(65,184)
Other	(8,340)
$495,356

Assets held for sale

IFRS requires that assets held for sale be presented separately on the statement of financial position. Previous Canadian GAAP made an exception to this rule for certain upstream oil and gas related transactions. The sale of West Central Alberta assets held in the Upstream business was announced in December 2009. Therefore, assets and associated decommissioning liabilities of $186.4 million and $2.8 million, respectively, related to this transaction have been presented separately on the January 1, 2010 statement of financial position, at their fair value, determined with reference to the negotiated sales price adjusted for earnings between December 31, 2009 and the date of closing on March 1, 2010. This transaction resulted in a loss on sale of $8.1 million in the first quarter of 2010.

Additional accounting policies

Accounting policies solely related to Provident’s Upstream business are as follows:

i)	Financial instruments

Financial Assets

a)	Available for sale

The Company’s investments are classified as available for sale financial assets. A gain or loss on an available for sale financial asset shall be recognized directly in other comprehensive income, except for impairment losses and foreign exchange gains and losses. When the investment is derecognized or determined to be impaired, the cumulative gain or loss previously recorded in equity is recognized in profit or loss.

ii)	Property, plant & equipment

Oil and natural gas properties

Oil and natural gas properties are stated at cost, less accumulated depletion and depreciation and accumulated impairment losses. Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas properties only when they increase the future economic benefits embodied in the specific properties to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas properties represent costs incurred in developing proved and probable reserves and bringing in or enhancing production from such reserves and are accumulated on a cost centre basis.

Development costs

Expenditures on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, are capitalized within property, plant and equipment.

Depletion

The provision for depletion and depreciation for oil and natural gas assets is calculated, at a component level using the unit-of-production method based on current period production divided by the related share of estimated total proved and probable oil and natural gas reserve volumes, before royalties. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of 6,000 cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Company includes estimated future costs for developing proved and probable reserves, and excludes estimated salvage values of tangible equipment and the cost of exploration and evaluation assets.

iii)	Exploration and Evaluation assets

Pre-license costs

General prospecting and evaluation costs incurred prior to having obtained the legal rights to explore an area are expensed directly to the statement of operations in the period in which they are incurred.

Exploration and evaluation costs

Once the legal right to explore has been acquired, all costs incurred to assess the technical feasibility and commercial viability of resources are capitalized as exploration and evaluation (“E&E”) intangible assets until the drilling of the well is complete and the results have been evaluated. These costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable overhead and administration expenses, including remuneration of production personnel and supervisory management, the projected costs of retiring the assets (if any), and any activities in relation to evaluating the technical feasibility and commercial viability of extracting mineral resources. Such items are initially measured at cost. After initial recognition, the Company measures E&E costs using the cost model whereby the asset is carried at cost less accumulated impairment losses.

Intangible exploration assets are not depleted and carried forward until the Company has determined the technical feasibility and commercial viability of extracting a mineral resource. If no reserves are found and management determines that the Company no longer intends to develop or otherwise extract value from the discovery, the costs are written off to profit or loss. Upon determination of proven and probable reserves, E&E assets attributable to those reserves are first tested for impairment at the cash generating unit level, and then reclassified to oil and natural gas properties, a separate category within property, plant and equipment. Once these costs have been transferred to property, plant and equipment, they are subject to impairment testing at the cash generating unit level similar to other oil and natural gas assets within property, plant and equipment.

iv)	Joint arrangements

Certain of the Company’s activities in the Upstream business were conducted through interests in jointly controlled assets and operations, where the Company has a direct ownership interest in and jointly control the assets and/or operations of the venture. Accordingly, the income, expenses, assets, and liabilities of these jointly controlled assets and operations are included in the consolidated financial statements of the Company in proportion to the Company’s interest.

v)	Decommissioning liabilities

For upstream operations, the amount recognized represents management’s estimate of the present value of the estimated future expenditures to abandon and reclaim the Company’s net ownership in wells and facilities determined in accordance with local conditions and requirements as well as an estimate of the future timing of the costs to be incurred.

Decommissioning is likely to occur when the fields are no longer economically viable. This in turn depends on future oil and gas prices, which are inherently uncertain.

vi)	Significant accounting judgments, estimates and assumptions

Reserves base

The Company’s reserves have been evaluated in accordance with the Canadian Oil and Gas Evaluation Handbook Volumes 1 and 2 (“COGEH”) and comply with the standards that govern all aspects of reserves as prescribed in National Instrument 51-101 (NI 51-101). Under NI 51-101, proved reserves are defined as having a high degree of certainty to be recoverable. Probable reserves are defined as those reserves that are less certain to be recovered than proved reserves. The targeted levels of certainty, in aggregate, are at least 90 percent probability that the quantities recovered will equal or exceed the estimated proved reserves and at least 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves. Under NI 51-101 standards, proved plus probable are considered a “best estimate” of future recoverable reserves.

The estimation of oil and gas reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and the timing of future expenditures. The Company expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts. Future development costs are estimated using assumptions as to number of wells required to produce the reserves, the cost of such wells and associated production facilities, and other capital costs.

Carrying value of oil and gas assets

Oil and gas development and production properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved plus probable reserves and incorporate the estimated future costs of developing and extracting those reserves.

The calculation of unit-of production rate of amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved plus probable reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves and could include:

•	Changes in proved plus probable reserves;
•	The effect on proved plus probable reserves of differences between actual commodity prices and commodity price assumptions; or
•	Unforeseen operational issues.

Impairment indicators

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions.

For the Upstream business, it is reasonably possible that the commodity price assumptions may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of its tangible and intangible assets. The Company monitors internal and external indicators of impairment relating to its tangible and intangible assets.

Impairment of available for sale financial assets

The Company classifies certain assets as available for sale and recognizes movements in their fair value in equity. Subsequent to initial recognition, when the fair value declines, management makes assumptions about the decline in value whether it is an impairment that should be recognized in profit or loss.

24.	Subsequent event

Arrangement agreement with Pembina Pipeline Corporation

On January 15, 2012, Provident and Pembina Pipeline Corporation (“Pembina”) entered into an agreement (the “Arrangement Agreement”) for Pembina to acquire all of the issued and outstanding common shares of Provident by way of a plan of arrangement (the “Pembina Arrangement”) under the Business Corporations Act (Alberta).

Under the terms of the Arrangement Agreement, Provident shareholders will receive 0.425 of a Pembina share for each Provident share held (the "Provident Exchange Ratio"). Pembina will also assume all of the rights and obligations relating to Provident’s convertible debentures. The conversion price of each class of convertible debentures will be adjusted based on the Provident Exchange Ratio. Following closing of the Pembina Arrangement, Pembina will be required to make an offer for the Provident convertible debentures at 100 percent of their principal values plus accrued and unpaid interest. The repurchase offer will be made within 30 days of closing of the Pembina Arrangement. Should a holder of the Provident convertible debentures elect not to accept the repurchase offer, the debentures will mature as originally set out in their respective indentures. Holders who convert their Provident convertible debentures following completion of the Pembina Arrangement will receive common shares of Pembina. In addition, Provident immediately suspended its DRIP plan following the announcement of the Pembina Arrangement.

The proposed transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of holders of Provident shares represented in person or by proxy at a special meeting of Provident shareholders to be held on March 27, 2012 to consider the Pembina Arrangement. The Pembina Arrangement is also subject to obtaining the approval of a majority of the votes cast by the holders of Pembina shares at a special meeting of Pembina shareholders to be held on March 27, 2012 to consider the issuance of Pembina shares in connection with the Pembina Arrangement. In addition to shareholder and court approvals, the proposed transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including compliance with the Competition Act (Canada) and the acceptance of the Toronto Stock Exchange. Subject to receipt of all required approvals, closing of the Pembina Arrangement is expected to occur on or about April 1, 2012.